

AMSTEEL CORPORATION BERHAD (20667-M)

A Member of The Lion Group





24 May 2006

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Dear Sirs

Re : Exemption No. 82-3318
Issuer : Amsteel Corporation Berhad

We enclose herewith the Financial Results Announcement dated 23 May 2006, Re: Third Quarterly Report for the financial period ended 31 March 2006 for filing pursuant to exemption No. 82-3318 granted to Amsteel Corporation Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned for any query.

Yours faithfully
AMSTEEL CORPORATION BERHAD

WONG PHOOI LIN
Secretary

cc Ms Andres Estay - The Bank of New York
ADR Department
101 Barclay St., 22nd Floor
New York
NY 10286

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155, 21613166 Telefax: (603) 21623448



Form Version 2.0

Financial Results

Ownership transfer to AMSTEEL on 23/05/2006 05:55:47 PM
Submitted by AMSTEEL on 23/05/2006 06:01:31 PM
Reference No AA-060523-68993

	Submitting Merchant Bank (if applicable)	:
	Submitting Secretarial Firm Name (if applicable)	:
*	Company name	: AMSTEEL CORPORATION BERHAD
*	Stock name	: AMSTEEL
*	Stock code	: 2712
*	Contact person	: CHAN POH LAN
*	Designation	: SECRETARY

Part A1 : QUARTERLY REPORT

* Quarterly report for the financial period ended : 31/03/2006
* Quarter : ○ 1 Qtr ○ 2 Qtr ● 3 Qtr ○ 4 Qtr ○ Other
* Financial Year End : 30/06/2006
* The figures : ○ have been audited ● have not been audited

Please attach the full Quarterly Report here:

AMSTEEL3q06.xls

Remarks:

Part A2 : SUMMARY OF KEY FINANCIAL INFORMATION

Summary of Key Financial Information for the financial period ended
*** 31/03/2006**

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER *	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE *	PRECEDING YEAR CORRESPONDING PERIOD
		31/03/2006	31/03/2005	31/03/2006	31/03/2005
		[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000	[dd/mm/yyyy] RM'000
1	Revenue	109,751	116,102	285,484	295,848
2	Profit/(loss) before tax	33,185	7,880	38,843	-1,892

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

23 MAY 2006

3	Profit/(loss) after tax and minority interest	14,203	4,964	10,569	-15,312
4	Net profit/(loss) for the period	14,203	4,964	10,569	-15,312
5	Basic earnings/(loss) per share (sen)	1.07	0.37	0.79	-1.15
6	Dividend per share (sen)	0.00	0.00	0.00	0.00

		AS AT END OF CURRENT QUARTER*	AS AT PRECEDING FINANCIAL YEAR END
7	Net assets per share attributable to ordinary equity holders of the parent (RM)	0.1700	0.1700

Remarks :

Note: *For full text of the above announcement, please access the Bursa Malaysia website at* www.bursamalaysia.com

Part A3 : ADDITIONAL INFORMATION

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER* 31/03/2006 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/03/2005 [dd/mm/yyyy] RM'000	CURRENT YEAR TO DATE* 31/03/2006 [dd/mm/yyyy] RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/03/2005 [dd/mm/yyyy] RM'000
1	Profit/(Loss) from operations	86,123	47,251	183,328	131,042
2	Gross interest income	5,562	4,668	17,734	19,113
3	Gross interest expense	44,282	42,608	129,216	132,786

Remarks :

Note: The above information Is for the Exchange internal use only.

AMSTEEL CORPORATION BERHAD (20667-M)

Secretary

23 MAY 2006



AMSTEEL CORPORATION BERHAD

(Incorporated in Malaysia) (20667-M)

Interim Report for the Third Quarter Ended 31 March 2006

AMSTEEL CORPORATION BERHAD (20667-M)
(Incorporated in Malaysia)

Interim report for the third quarter ended 31 March 2006
The figures have not been audited.

CONDENSED CONSOLIDATED INCOME STATEMENTS

		INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
		CURRENT YEAR QUARTER	PRECEDING YEAR CORRESPONDING QUARTER	CURRENT YEAR TO DATE	PRECEDING YEAR CORRESPONDING PERIOD
	Note	31/3/2006	31/3/2005	31/3/2006	31/3/2005
		RM'000	RM'000	RM'000	RM'000
Revenue		109,751	116,102	285,484	295,848
Operating expenses		(108,461)	(73,519)	(232,586)	(184,285)
Other operating income		84,833	4,668	130,430	19,479
Profit from operations		86,123	47,251	183,328	131,042
Finance costs		(44,282)	(42,608)	(129,216)	(132,786)
Share in results of associated companies and joint-ventures		(8,656)	3,237	(15,269)	(148)
Profit / (Loss) before taxation		33,185	7,880	38,843	(1,892)
Taxation	17	(19,232)	(3,398)	(28,055)	(11,126)
Profit / (Loss) after taxation		13,953	4,482	10,788	(13,018)
Minority interests		250	482	(219)	(2,294)
Net profit / (loss) for the period		14,203	4,964	10,569	(15,312)
Earnings / (Loss) per share (sen)	25				
- Basic		1.07	0.37	0.79	(1.15)
- Diluted		-	-	-	-

(The Condensed Consolidated Income Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2005)

CONDENSED CONSOLIDATED BALANCE SHEETS

	Note	AS AT END OF CURRENT QUARTER 31/3/2006 RM'000	AS AT PRECEDING FINANCIAL YEAR END 30/6/2005 RM'000
Property, plant and equipment		554,712	558,740
Land held for property development		343,366	360,510
Associated companies		155,506	178,860
Interest in joint-ventures		31	31
Long term investments		1,299,765	1,411,740
Deferred expenditure		141	160
Goodwill on consolidation		50,000	52,460
Deferred tax assets		44	2,762
Current assets			
- Short term investments		163,282	61,512
- Inventories		164,291	150,036
- Property development costs		149,416	198,118
- Trade receivables		204,902	216,836
- Other receivables, deposits and prepayments		352,425	462,889
- Deposits, cash and bank balances		162,538	278,774
		1,196,854	1,368,165
Current liabilities			
- Trade payables		54,382	79,595
- Other payables		438,817	431,772
- Finance lease liabilities		118	98
- Short term borrowings	21	1,156,310	374,078
- Tax liabilities		18,708	17,160
		1,668,335	902,703
Net current (liabilities) / assets		(471,481)	465,462
		1,932,084	3,030,725
Share capital		1,331,175	1,331,175
Reserves		(1,106,745)	(1,100,396)
Shareholders' funds		224,430	230,779
Minority interests		24,166	24,307
Long term borrowings	21	1,653,689	2,745,921
Finance lease liabilities		227	191
Deferred tax liabilities		21,452	21,404
Deferred payables		8,120	8,123
		1,932,084	3,030,725
Net assets per share attributable to ordinary equity holders of the parent (RM)		0.17	0.17
Net tangible assets per share (RM)		0.13	0.13

(The Condensed Consolidated Balance Sheets should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2005)

CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share Capital RM'000	Share Premium RM'000	Revaluation Reserve RM'000	Other Reserves RM'000	Accumulated Losses RM'000	Total RM'000
Balance at 1 July 2005	1,331,175	230,188	198,039	589,173	(2,117,796)	230,779
Negative goodwill	-	-	-	(681)	-	(681)
Transfer from / (to) capital reserve	-	-	-	4,878	(4,878)	-
Net translation loss on equity of foreign subsidiary companies	-	-	-	(8,299)	-	(8,299)
Reversal of revaluation reserve previously realised due to aborted sales	-	-	3,305	-	(3,305)	-
Equity accounting for share of net assets of associated companies	-	-	16,342	(24,253)	-	(7,911)
Transfer to deferred taxation	-	-	-	(27)	-	(27)
Net profit for the period	-	-	-	-	10,569	10,569
Balance at 31 March 2006	1,331,175	230,188	217,686	560,791	(2,115,410)	224,430
Balance at 1 July 2004	1,331,175	230,188	197,201	569,375	(2,114,490)	213,449
Negative goodwill	-	-	-	(659)	-	(659)
Transfer from / (to) capital reserve	-	-	3,927	7,823	(11,750)	-
Net translation loss on equity of foreign subsidiary companies	-	-	-	(4,714)	-	(4,714)
Net loss for the period	-	-	-	-	(15,312)	(15,312)
Balance at 31 March 2005	1,331,175	230,188	201,128	571,825	(2,141,552)	192,764

(The Condensed Consolidated Statement of Changes in Equity should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2005)

CONDENSED CONSOLIDATED CASH FLOW STATEMENTS

	CURRENT YEAR-TO-DATE 31/3/2006 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/3/2005 RM'000
OPERATING ACTIVITIES		
Profit / (Loss) before taxation	38,843	(1,892)
Adjustments for:		
Non-cash items (mainly unrealised foreign exchange, depreciation and amortisation)	(38,582)	17,000
Non-operating items (mainly interest income and finance costs)	12,854	31,341
Operating profit before changes in working capital	13,115	46,449
Changes in working capital:		
Net changes in current assets	206,680	96,783
Net changes in current liabilities	(21,656)	(41,122)
Others (mainly tax paid)	(19,611)	(11,025)
	178,528	91,085
INVESTING ACTIVITIES		
Net cash inflow from the disposal of investments	79,350	16,051
Others (mainly from interest received)	11,872	28,970
	91,222	45,021
FINANCING ACTIVITIES		
Bank borrowings	(1,388)	(14)
Redemption/repayment of Bonds and USD Debts	(369,002)	(147,079)
(Increase)/Decrease of fixed deposits earmarked for Bonds and USD Debts redemption	(875)	5,153
Others (mainly interest paid)	(16,956)	(6,711)
	(388,221)	(148,651)
Net changes in cash and cash equivalents	(118,471)	(12,545)
Cash and cash equivalents at beginning of period	272,941	117,476
Cash and cash equivalents at end of period	154,470	104,931

(The Condensed Consolidated Cash Flow Statements should be read in conjunction with the Audited Financial Statements for the year ended 30 June 2005)

NOTES TO THE CONDENSED FINANCIAL STATEMENTS

1. **Accounting policies and method of computation**

The interim financial report has been prepared in accordance with the Financial Reporting Standards ("FRS") (formerly known as Malaysian Accounting Standards Board) 134, "Interim Financial Reporting" and Part A of Appendix 9B of the Listing Requirements of Bursa Malaysia Securities Berhad and should be read in conjunction with the audited financial statements of the Group for the financial year ended 30 June 2005.

The accounting policies and methods of computation adopted by the Group in this interim financial report are consistent with those adopted in the audited financial statements for the financial year ended 30 June 2005 except for the adoption of new FRS standards.

The adoption of the new FRS standards does not have any material effect on the financial results of the Group for the financial year-to-date.

2. **Qualification of audit report**

There were no qualifications on the audit report of the preceding year's financial statement. However, the auditors drew attention to the financial position of the Group concerning the portion of ACB Bonds and USD Debts issued pursuant to the Group Wide Restructuring Scheme ("GWRS") that are due for redemption/repayment within the next twelve (12) months and the steps taken by the Group to meet this obligation.

3. **Seasonality or cyclicality**

The operations of the Group are not subjected to material seasonal or cyclical effects.

4. **Unusual items**

There were no items affecting assets, liabilities, equity, net income or cash flows that are unusual because of their nature, size or incidence.

5. **Material changes in estimates**

There were no material changes in estimates of amounts reported in prior interim period of the current financial year or in prior financial years.

6. **Debt and equity securities**

During the current financial year-to-date, the Group has partially redeemed/repaid its Bonds and USD Debts amounting to RM369 million.

Other than the above, there were no issuance, cancellations, repurchases, resale and repayments of debt and equity securities for the current quarter and financial year-to-date.

7. **Dividend paid**

There was no dividend paid during the current quarter and financial year-to-date.

8. Segmental reporting

The Group's segmental report for the current financial year-to-date is as follows:

	Total sales RM'000	Inter-segment sales RM'000	External sales RM'000	Segment results RM'000
Property	135,329	-	135,329	33,296
Investment holding & others	148,543	(6,936)	141,607	132,426
Plantation	8,548	-	8,548	1,649
	292,420	(6,936)	285,484	167,371
Unallocated cost				(1,777)
Interest income				17,734
Finance costs				(129,216)
Share in results of associated companies and joint-ventures				(15,269)
Profit before taxation				38,843

9. Valuation of property, plant and equipment

The valuation of property, plant and equipment have been brought forward without any amendments from the previous audited financial statements.

10. Material events subsequent to the balance sheet date

Other than as disclosed in Note 20, there were no material events subsequent to the end of the interim period that have not been reflected in the financial statements for the interim period.

11. Changes in the composition of the Group

There were no material changes in the composition of the Group for the current quarter and financial year-to-date.

12. Changes in contingent liabilities or contingent assets

	RM'000
Unsecured	
Legal claims in respect of the termination of contracts for the extraction and sale of timber	313,000

The contingent liability arises out of indemnity contracts whereby Avenel Sdn Bhd, a subsidiary of the Company, agrees to indemnify in full, litigation suits and any other claims brought by third parties against a subsidiary company of Lion Forest Industries Berhad ("LFIB"). LFIB is a former subsidiary company of the Group.

13. Review of performance

The Group managed to record an improved profit before taxation of RM38.8 million as compared to a loss of RM1.9 million in the preceding year corresponding period. The improvement was mainly attributable to recognition of foreign exchange gain and gain on disposal of properties.

14. Comparison with the preceding quarter's results

The Group recorded a significantly higher revenue and profit before tax of RM109.8 million and RM33.2 million as compared to the preceding quarter of RM86.5 million and RM1.0 million respectively.

The better performance was largely due to higher billings from the property development projects, gain on disposal of properties and recognition of foreign exchange gain.

15. Prospects

The Group will continue to focus its resources towards enhancing the performance of its property development projects and rationalising its other operations.

16. Profit forecast / profit guaranteed

Not applicable as no profit forecast was issued.

17. Taxation

	INDIVIDUAL QUARTER		CUMULATIVE QUARTER	
	CURRENT YEAR QUARTER 31/3/2006 RM'000	PRECEDING YEAR CORRESPONDING QUARTER 31/3/2005 RM'000	CURRENT YEAR TO DATE 31/3/2006 RM'000	PRECEDING YEAR CORRESPONDING PERIOD 31/3/2005 RM'000
Income tax				
Current year	2,536	2,784	8,845	8,280
Under/(Over) provision in prior years	13,628	(530)	16,711	(651)
Deferred tax	2,705	663	2,727	663
	18,869	2,917	28,283	8,292
Share in taxation of associated companies	363	481	(228)	2,834
	19,232	3,398	28,055	11,126

The effective tax rate of the Group for the current quarter and current financial year-to-date are higher than the statutory tax rate mainly due to certain expenses which are not deductible for tax purposes.

18. Unquoted investments and / or properties

There were disposals of unquoted investment and properties which resulted in profit on disposal of RM5.6 million and RM20.7 million respectively.

19. Quoted securities

The Group's dealings in quoted securities for the current quarter and financial year-to-date are as follows :

	CURRENT YEAR QUARTER 31/3/2006 RM'000	CURRENT YEAR TO DATE 31/3/2006 RM'000
Total sale proceeds	-	14,005
Total gain on disposal	-	138

The Group's investments in quoted securities as at end of the reporting period are as follows:

	As at 31/3/2006 RM'000
At cost	183,878
At book value	90,073
At market value	90,898

20. Status of corporate proposals

Date of Announcement	Subject	Status
19/03/2003, 09/05/2003, 21/10/2003, 02/07/2004, 29/10/2004, 10/05/2005, 16/09/2005 and 19/01/2006	The following proposal form part of the GWRS implemented on 14 March 2003: Proposed issuance of approximately 251.92 million new 4 1/2-year warrants ("Warrant") to the shareholders of the Company at an issue price of RM0.10 per Warrant ("Proposed Warrants Issue").	The Securities Commission had rejected the application for a further extension of time to complete the Proposed Warrants Issue.
20/10/2005, 10/11/2005, 17/11/2005, 05/01/2006 25/01/2006 and 24/04/2006	Proposed disposal of a piece of freehold land by Lion Plaza Sdn Bhd ("Vendor"), a wholly-owned subsidiary of Akurjaya Sdn Bhd, which is in turn wholly-owned by the Company to Public Mutual Berhad or its nominees ("Purchaser") for a total cash consideration of RM58.997 million.	The proposed disposal was completed on 24 April 2006.
20/03/2006, 03/04/2006, 13/04/2006, 21/04/2006 26/04/2006 and 19/05/2006	Proposed disposal of up to 21,616,069 ordinary shares of RM1.00 each in Amalgamated Containers Berhad ("ACB") representing approximately 28.94% equity interest in ACB to Lion Corporation Berhad ("LCB") via a conditional take-over offer by LCB ("Proposed Disposal of ACB Shares").	Approvals obtained from: (i) the shareholders of the Company; and (ii) the lenders of the Company. The Proposed Disposal of ACB Shares was completed on 19 May 2006.

Status of utilisation of proceeds from corporate proposals

Please refer to Appendix 1(ii).

21. Group's borrowings and debt securities

The Group's borrowings and debt securities as at end of the reporting period are as follows :

	Short term RM'000	Long term RM'000	Total RM'000
Bank borrowings			
Secured	49,758	5,738	55,496
Unsecured	26,839	-	26,839
	76,597	5,738	82,335
Bonds and USD Debts			
Secured	1,079,713	1,647,951	2,727,664
Total	1,156,310	1,653,689	2,809,999

The Group's borrowings and debt securities are denominated in the following currencies :

	Foreign currency '000	RM'000
Ringgit Malaysia		854,188
US Dollar	522,407	1,923,764
Chinese Renminbi	58,435	26,839
Others		5,208
		2,809,999

22. Off balance sheet risk financial instruments

There were no financial instruments with off balance sheet risk at the date of this report.

23. Changes in material litigations

(i) Tafco Development Sdn Bhd ("Tafco") has filed Petition No. D22-26-20-2002 in the High Court of Malaya at Kuala Lumpur ('the Petition") against Ambang Maju Sdn Bhd ("Ambang Maju"), Akurjaya Sdn Bhd ("Akurjaya"), Aquabio Holdings Sdn Bhd ("Aquabio") and three (3) others (collectively, "the Respondents"). Akurjaya and Aquabio collectively hold 70% equity in Ambang Maju. Tafco owns the balance 30% equity in Ambang Maju.

By a third party legal charge dated 31 December 1997, Ambang Maju created a third party charge over its lands measuring approximately 807.9 acres ("Lands") to a lender ("Lender") as security for advances granted to a related corporation. The Lender has expressly agreed that in the event the Lender should foreclose on the charged Lands, the Lender would only be entitled to receive 70% of the proceeds since Ambang Maju is a 70% owned subsidiary of the Company. The balance 30% proceeds would be paid over to Tafco as the owner of the balance 30% equity in Ambang Maju.

In the Petition, Tafco alleged inter alia that:

(a) the affairs of Ambang Maju are conducted and/or the powers of the directors are exercised in a manner oppressive to Tafco or in disregard of Tafco's interest as a shareholder of Ambang Maju; and

(b) Ambang Maju did not receive any benefit from the aforesaid security arrangements.

Tafco has applied for the following orders:

(a) the third party charge to be cancelled and declared null and void; and

(b) to compel Akurjaya and Aquabio to purchase Tafco's 30% equity in Ambang Maju at a value equal to 30% of the estimated market value of the Lands or 30% of the estimated profit to be derived by Ambang Maju if the Lands were developed.

The matter was consolidated with that of Writ of Summons No. S1-22-546 of 2002 on 16 January 2003.

The third party legal charge dated 31 December 1997 has now been discharged. Pursuant thereto, the Respondents have applied to strike out the Petition. The matter is fixed for further mention on 9 August 2006.

The Directors have been advised that the Respondents have a reasonable chance of contesting the Petition.

(ii) Ariffin Haji Ismail Plantations Sdn Bhd ("AHIP") has filed a Writ of Summons No. S1-22-546 of 2002 in the High Court of Malaya at Kuala Lumpur against Amsteel's 70% owned subsidiary, Ambang Maju Sdn Bhd ("Ambang Maju").

Vide a Sale and Purchase Agreement dated 21 September 1993 between AHIP and Ambang Maju ("the said Agreement"), AHIP agreed to sell and Ambang Maju agreed to purchase 11 pieces of lands in Daerah Kulim, Negeri Kedah Darul Aman ("the said Lands") for a consideration of RM12 million ("the Disposal"). The Disposal was to facilitate a joint venture arrangement between AHIP and Ambang Maju wherein AHIP or its nominee would be issued with equity in Ambang Maju. Tafco Development Sdn Bhd ("Tafco"), the nominee of AHIP, was issued with 30,000 ordinary shares of RM1.00 each in Ambang Maju ("the Allotted Shares").

AHIP alleges that:

(a) although the consideration for the said Lands in the said Agreement was RM12 million, the agreed consideration for the said Lands was RM18 million;

(b) the difference of RM6 million was to be utilised by AHIP to defray their cost of disposal of RM531,870.60 and the remaining sum of RM5,468,129.40 was to be utilized by AHIP or its nominee as capital contribution in Ambang Maju; and

(c) since Tafco was issued with the Allotted Shares only, a balance sum of RM5,438,129.40 was still due and owing to AHIP by Ambang Maju.

AHIP claims against Ambang Maju the sum of RM5,438,129.40, interest at the rate of 8% per annum from 2 December 2001 till date of full settlement and litigation costs.

Ambang Maju's application for a consolidation of proceedings between this action with that of Petition No. D22-26-20-2002 in the High Court of Malaya at Kuala Lumpur (Commercial Division) was allowed on 16 January 2003.

AHIP withdrew its application for Summary Judgment on 5 November 2003 and the Court had allowed Ambang Maju's application to amend its Statement of Defence on 1 April 2004. The matter is fixed for further mention on 9 August 2006.

The Directors have been advised that Ambang Maju has a reasonable defence to the claim.

23. Changes in material litigations (cont'd)

(iii) Magna Prima Berhad, Magna Prima Construction Sdn Bhd and Dunia Epik Sdn Bhd have filed a Writ of Summons No. D6-22-2039-2000 in the High Court of Malaya at Kuala Lumpur against Amsteel Equity Capital Sdn Bhd ("AEC") and fourteen (14) others wherein it was alleged, inter alia, that certain parties have taken out the sum of RM22.1 million from the accounts of Magna Prima Construction Sdn Bhd and Dunia Epik Sdn Bhd and that the money was used to purchase shares through AEC. It was further alleged that AEC had constructive notice of such action and therefore is the constructive trustee of the money which was used to purchase the shares. The writ was served on AEC on or about 7 June 2005. The matter is now fixed for case management on 12 June 2006.

The Directors have been advised that AEC has a defence to the claim.

24. Dividend

The Board does not recommend any interim dividend for the current quarter and financial year-to-date.

25. Earnings / (Loss) per share ("EPS")

Basic

EPS is calculated by dividing the Group's net profit / (loss) for the period by the weighted average number of ordinary shares in issue of 1,331.2 million.

Diluted

The fully diluted EPS is not disclosed as there is no dilutive effect.

AMSTEEL CORPORATION BERHAD (20667-M)

(Incorporated in Malaysia)

Interim report for the third quarter ended 31 March 2006

Conditions imposed by Securities Commission ("SC") pertaining to the GWRS

The SC has imposed certain conditions in its approval of the GWRS which include the requirements to disclose the following:

Status of the Proposed Divestment Programme ("PDP")

(i) Status of assets to be divested

Stages of assets to be divested	PDP (Per GWRS)	Concluded Sales			Proceeds Received				
		Up to Dec 2005	Current Year 2006		Up to Dec 2005	Current Year (Jan - Dec 2006)			
			Current Quarter	Year to date		Current Quarter	Year to date	Projected to Dec 06	Full Year
	RM mil	RM mil	RM mil	RM mil	RM mil	RM mil	RM mil	RM mil	RM mil
By December 2002									
Steel manufacturing assets	10.00	10.00	-	-	10.00	-	-	-	-
Warehouse	3.14	3.14	-	-	3.14	-	-	-	-
Equity interest in property holding company	38.73	38.73	-	-	38.73	-	-	-	-
Listed shares in financial services company	70.00	70.00	-	-	70.00	-	-	-	-
Listed shares in industrial products company	25.86	25.86	-	-	25.86	-	-	-	-
Listed shares	3.22	4.57	-	-	4.57	-	-	-	-
By December 2003									
Equity interest/assets in financial services company	74.32	42.25	-	-	42.25	-	-	-	-
Equity interest in retailing companies	127.47	127.47	-	-	127.47	-	-	-	-
Shares in unlisted/listed companies, freehold land, factory and shoplots in Parade	158.63	58.21	-	-	58.21	-	-	-	-
By December 2004									
Leasehold land	4.86	11.83	-	-	11.83	-	-	-	-
Equity interest in retailing companies	315.45	315.45	-	-	269.56	13.26	13.26	32.63	45.89
Freehold land, property holding and shoplots in Parade	348.29	4.91	59.00	59.00	4.91	6.00	6.00	53.00	59.00
By December 2005									
Equity interest in retailing companies	12.87	12.87	-	-	12.87	-	-	-	-
Hotel and freehold land	240.71	-	-	-	-	-	-	-	-
By December 2006									
Equity interest in retailing companies	93.23	12.52	-	-	12.52	-	-	-	-
Freehold land, unlisted shares in companies, shopping centres, golf club and medical centre	1,063.76	220.70	-	-	220.70	-	-	-	-
Total	2,590.54	958.51	59.00	59.00	912.62	19.26	19.26	85.63	104.89

The Group will, if necessary, divest other assets which are not part of the PDP, to redeem/repay the ACB Bonds and USD Debts.

AMSTEEL CORPORATION BERHAD (20667-M)
(Incorporated in Malaysia)

Interim report for the third quarter ended 31 March 2006

Conditions imposed by Securities Commission ("SC") pertaining to the GWRS (cont'd)

Status of the Proposed Divestment Programme ("PDP") (cont'd)

(ii) Transactions completed during the previous financial years and utilisation of the divestment proceeds received

	Proposed utilisation	Utilisation Status	
		Actual	Unutilised/ Outstanding
	RM mil	RM mil	RM mil
1. (a) Disposal of 226,716,252 ordinary shares of RM1.00 each in Lion Corporation Berhad, at a cash consideration of RM1.00 per share; and			
(b) The entire equity interest in the Parkson retail group for an aggregate consideration of RM364.23 million and the settlement of inter company balances of RM104.08 million to be satisfied by cash payment of RM144.82 million, deferred cash payment of RM230.86 million and issuance of RM92.63 million nominal value of redeemable convertible unsecured loan stocks.			
(i) Estimated expenses	1.62	0.65	0.97
(ii) Redemption/repayment of ACB Bonds and USD Debts	693.41	660.78	32.63
	695.03	661.43	33.60

Divestment of other assets not in the Proposed Divestment Programme	Proposed utilisation	Utilisation Status	
		Actual	Unutilised/ Outstanding
	RM mil	RM mil	RM mil
1. Disposal of 100% equity interest in Optima Jaya Sdn Bhd ("OJSB") to Boustead Properties Berhad ("Boustead") comprising 150,000 ordinary shares of RM1.00 each for a consideration of RM150,000 and settlement of debts owing by OJSB to the Company and novation and assumption by the Company of certain liabilities of OJSB amounting to RM201.0 million for an amount of RM113.85 million, satisfied in the following manner:			
(i) RM10.00 million in cash; and			
(ii) the balance paid in the form of 23.11 million ordinary shares of RM1.00 each in Boustead valued at RM4.50 each.			
Settlement of outstanding amounts owing to Itochu Corporation, Pancaran Abadi Sdn Bhd and Takenaka (Malaysia) Sdn Bhd.	114.00	49.21	@ 64.79

Notes:

@ *The unutilised portion is represented by Boustead shares deposited in a pledged securities account. Dividends and proceeds from disposal of these shares will be utilised to meet scheduled principal and interest payment.*

(iii) Plans to overcome any projected shortfall

The Group will continue to actively seek potential buyers for the assets/companies under its PDP.